Overseas Filings ...

FPC Exemption No. (82-836)

Indofood
THE SYMBOL OF QUALITY FOODS

16 October 2006

PRESS RELEASE

Independent Shareholders of Indofood Approved Plan to Acquire Plantation Companies

PT Indofood Sukses Makmur Tbk ("Indofood") today obtained approval from its independent shareholders at the Extraordinary General Meeting ("EGM"), for PT Salim Ivomas Pratama, the subsidiary of Indofood and an integrated manufacturer of Edible Oils and Fats ("EOF Group") to acquire 60% share ownership in PT Mentari Subur Abadi, PT Swadaya Bhakti Negaramas and PT Mega Citra Perdana ("the Transaction"), valued at Rp125 billion. The three companies own 85,541 hectares plantation land in South Sumatra, East Kalimantan and Central Kalimantan. The Transaction will be funded with internal cash. The EGM was held at Wisma Indosemen and chaired by its Independent Commissioner, Utomo Josodirdjo.

Thomas Tjhie, Director of Indofood stated : "Indofood long term objectives for the EOF Group are to fulfill all the CPO requirements of the Refinery Division and to become one of the players in the bio-diesel industry. In order to meet these objectives, EOF Group needs to increase its plantation area planted with oil palm trees to approximately 250,000 hectares by 2015. At which time, the total CPO production is projected to reach more than one million tons per annum".

Currently EOF Group owns a plantation land bank of approximately 138,000 hectares, of which approximately 63,000 hectares are planted with oil palm trees. The output from the plantations can only fulfill 50% of CPO requirement of the Refinery Division, producer of cooking oil, margarine and shortenings. Upon completion of the Transaction, EOF Group will own approximately 225,000 hectares of plantation areas.

At the EGM, the Board of Directors of Indofood expressed their sincere appreciation to the shareholders, proxy holders, business partners, creditors and consumers, as well as the management team and employees for their continuing support.

PT INDOFOOD SUKSES MAKMUR Tbk
The Board of Directors

Indofood
THE SYMBOL OF QUALITY FOODS

16 October 2006

PRESS RELEASE

Independent Shareholders of Indofood Approved Plan to Acquire Plantation Companies

PT Indofood Sukses Makmur Tbk ("Indofood") today obtained approval from its independent shareholders at the Extraordinary General Meeting ("EGM"), for PT Salim Ivomas Pratama, the subsidiary of Indofood and an integrated manufacturer of Edible Oils and Fats ("EOF Group") to acquire 60% share ownership in PT Mentari Subur Abadi, PT Swadaya Bhakti Negaramas and PT Mega Citra Perdana ("the Transaction"), valued at Rp125 billion. The three companies own 85,541 hectares plantation land in South Sumatra, East Kalimantan and Central Kalimantan. The Transaction will be funded with internal cash. The EGM was held at Wisma Indosemen and chaired by its Independent Commissioner, Utomo Josodirdjo.

Thomas Tjhie, Director of Indofood stated : "Indofood long term objectives for the EOF Group are to fulfill all the CPO requirements of the Refinery Division and to become one of the players in the bio-diesel industry. In order to meet these objectives, EOF Group needs to increase its plantation area planted with oil palm trees to approximately 250,000 hectares by 2015. At which time, the total CPO production is projected to reach more than one million tons per annum".

Currently EOF Group owns a plantation land bank of approximately 138,000 hectares, of which approximately 63,000 hectares are planted with oil palm trees. The output from the plantations can only fulfill 50% of CPO requirement of the Refinery Division, producer of cooking oil, margarine and shortenings. Upon completion of the Transaction, EOF Group will own approximately 225,000 hectares of plantation areas.

At the EGM, the Board of Directors of Indofood expressed their sincere appreciation to the shareholders, proxy holders, business partners, creditors and consumers, as well as the management team and employees for their continuing support.

PT INDOFOOD SUKSES MAKMUR Tbk
The Board of Directors

Overseas Regulatory Announcement

RECEIVED

2006 OCT 31 P 3:32

FPC Exemption No. (82-836)

Indofood

THE SYMBOL OF QUALITY FOODS

16 October 2006

PRESS RELEASE

Independent Shareholders of Indofood Approved Plan to Acquire Plantation Companies

PT Indofood Sukses Makmur Tbk ("Indofood") today obtained approval from its independent shareholders at the Extraordinary General Meeting ("EGM"), for PT Salim Ivomas Pratama, the subsidiary of Indofood and an integrated manufacturer of Edible Oils and Fats ("EOF Group") to acquire 60% share ownership in PT Mentari Subur Abadi, PT Swadaya Bhakti Negaramas and PT Mega Citra Perdana ("the Transaction"), valued at Rp125 billion. The three companies own 85,541 hectares plantation land in South Sumatra, East Kalimantan and Central Kalimantan. The Transaction will be funded with internal cash. The EGM was held at Wisma Indosemen and chaired by its Independent Commissioner, Utomo Josodirdjo.

Thomas Tjhie, Director of Indofood stated : "Indofood long term objectives for the EOF Group are to fulfill all the CPO requirements of the Refinery Division and to become one of the players in the bio-diesel industry. In order to meet these objectives, EOF Group needs to increase its plantation area planted with oil palm trees to approximately 250,000 hectares by 2015. At which time, the total CPO production is projected to reach more than one million tons per annum".

Currently EOF Group owns a plantation land bank of approximately 138,000 hectares, of which approximately 63,000 hectares are planted with oil palm trees. The output from the plantations can only fulfill 50% of CPO requirement of the Refinery Division, producer of cooking oil, margarine and shortenings. Upon completion of the Transaction, EOF Group will own approximately 225,000 hectares of plantation areas.

At the EGM, the Board of Directors of Indofood expressed their sincere appreciation to the shareholders, proxy holders, business partners, creditors and consumers, as well as the management team and employees for their continuing support.

PT INDOFOOD SUKSES MAKMUR Tbk
The Board of Directors

FPC Exemption No. (82-836)

Indofood
THE SYMBOL OF QUALITY FOODS

ANNOUNCEMENT

RESOLUTION OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
PT INDOFOOD SUKSES MAKMUR Tbk
("Company")

Enumerated hereunder is the resolution of the Extraordinary General meeting of Shareholders of the Company held on Monday, 16 October 2006 at Wisma Indosemen 21st floor, Jalan Jendral Sudirman Kav. 70-71 Jakarta Selatan 12910 :

Approved the acquisition of entire 60% share ownerships of Rascal Holdings Limited in each PT Mega Citra Perdana, PT Mentari Subur Abadi and PT Swadaya Bhakti Negaramas, all domiciled in Jakarta, consisting of 61,800 shares, 2,129 shares and 510 shares, respectively.

Jakarta, 18 October 2006
PT INDOFOOD SUKSES MAKMUR Tbk
The Board of Directors

THE JAKARTA POST SIZE : 143 x 160 mm

FPC Exemption No. (82-836)

Indofood
THE SYMBOL OF QUALITY FOODS

ANNOUNCEMENT

RESOLUTION OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
PT INDOFOOD SUKSES MAKMUR Tbk
("Company")

Enumerated hereunder is the resolution of the Extraordinary General meeting of Shareholders of the Company held on Monday, 16 October 2006 at Wisma Indosemen 21st floor, Jalan Jendral Sudirman Kav. 70-71 Jakarta Selatan 12910 :

Approved the acquisition of entire 60% share ownerships of Rascal Holdings Limited in each PT Mega Citra Perdana, PT Mentari Subur Abadi and PT Swadaya Bhakti Negaramas, all domiciled in Jakarta, consisting of 61,800 shares, 2,129 shares and 510 shares, respectively.

Jakarta, 18 October 2006
PT INDOFOOD SUKSES MAKMUR Tbk
The Board of Directors

THE JAKARTA POST SIZE : 143 x 160 mm

FPC Exemption No. (82-836)

Indofood
THE SYMBOL OF QUALITY FOODS

ANNOUNCEMENT

RESOLUTION OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
PT INDOFOOD SUKSES MAKMUR Tbk
("Company")

Enumerated hereunder is the resolution of the Extraordinary General meeting of Shareholders of the Company held on Monday, 16 October 2006 at Wisma Indosemen 21st floor, Jalan Jendral Sudirman Kav. 70-71 Jakarta Selatan 12910 :

> Approved the acquisition of entire 60% share ownerships of Rascal Holdings Limited in each PT Mega Citra Perdana, PT Mentari Subur Abadi and PT Swadaya Bhakti Negaramas, all domiciled in Jakarta, consisting of 61,800 shares, 2,129 shares and 510 shares, respectively.

Jakarta, 18 October 2006
PT INDOFOOD SUKSES MAKMUR Tbk
The Board of Directors

THE JAKARTA POST SIZE : 143 x 160 mm